

07003651

hereUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 27287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



RECEIVED

8048 One Calais Ave, Suite D
(No. and Street)

Baton Rouge (City) Louisiana (State) 70809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela L. Denham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Harger and Company, Inc.**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Title



Notary Public

Joseph N. Lotwick
Notary Public
8048 One Calais Avenue, Suite F
Baton Rouge, LA 70809
LSBA #08815
Commission expires at death.

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARGER AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harger and Company, Inc.

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HARGER AND COMPANY, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 22,270
Commissions receivable	126,205
Clearing deposits	45,735
Employee advances	6,118
Marketable securities	9,237
Property and equipment, net of accumulated depreciation of $23,071	62,045
TOTAL ASSETS	$ 271,610

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Bank overdraft	$ 3,943
Accounts payable	57,704
Accrued expenses	19,315
Income taxes payable	23,504
TOTAL LIABILITIES	104,466

Stockholder's Equity

Common stock, 10,000 shares authorized, no par value, 86 shares issued and 46 shares outstanding	26,000
Additional paid-in capital	20,300
Retained earnings	156,090
	202,390
Treasury stock, 40 shares at cost	(35,246)
TOTAL STOCKHOLDER'S EQUITY	167,144
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 271,610

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Income
Year Ended December 31, 2006

Revenue	
Variable annuity commissions	$ 699,055
Investment advisory fees	200,607
Revenue from the sale of investment company shares	274,428
Securities commissions	35,631
Other revenue	3,287
TOTAL REVENUE	1,213,008
Expenses	
Compensation and related costs	668,568
Clearing charges	20,151
Communications	40,179
Occupancy and equipment costs	101,714
Promotional costs	73,673
Losses in error account and bad debts	4,807
Regulatory fees and expenses	4,938
Management fees to Parent	30,000
Professional fees	40,920
Travel	88,326
Other expenses	49,267
TOTAL EXPENSES	1,122,543
Net income before other loss and provision for income taxes	90,465
Other Loss	
Unrealized loss on marketable securities	(1,317)
Net income before provision for income taxes	89,148
Provision for income taxes	23,679
NET INCOME	$ 65,469

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Shares Outstanding	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2005	46	40	$ 26,000	$ 20,300	$ 90,621	$ (35,246)	$ 101,675
Net income	-	-	-	-	65,469	-	65,469
Balances at December 31, 2006	46	40	$ 26,000	$ 20,300	$ 156,090	$ (35,246)	$ 167,144

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 65,469
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,319
Unrealized loss on marketable securities	1,317
Change in assets and liabilities	
Increase in commissions receivable	(27,109)
Increase in clearing deposits	(340)
Increase in employee advances	(3,951)
Increase in bank overdraft	3,943
Increase in accounts payable	12,278
Decrease in accrued expenses	(22,225)
Decrease in management fees payable to Parent	(6,000)
Increase in income taxes payable	16,089
Net cash provided by operating activities	47,790
Cash flows from investing activities:	
Purchase of property and equipment	(45,684)
Net increase in cash and cash equivalents	2,106
Cash and cash equivalents at beginning of year	20,164
Cash and cash equivalents at end of year	$ 22,270

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 621
Income taxes	$ 7,415

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to fifteen years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

HARGER AND COMPANY, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $45,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company inadvertently held customer funds for the period from approximately December 22, 2005 to January 23, 2006, thereby causing its net capital requirement to increase from $5,000 to $250,000 during this period. This resulted in the Company being in net capital deficiency during this period. The Company filed notification under SEC Rule 17a-11 to that effect on January 23, 2006. At December 31, 2006, the Company had net capital and net capital requirements of $9,110 and $6,964, respectively. The Company's net capital ratio was 11.5 to 1.

Note 4 - Marketable Securities

The Company's marketable securities consist of 300 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $9,237, cost of $3,300 and cumulative unrealized gains of $5,937. The unrealized loss for the year ended December 31, 2006 was $1,317.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 34,085
Boat	38,674
Equipment	12,357
	85,116
Accumulated depreciation	(23,071)
	$ 62,045

Note 5 - Property and Equipment (continued)

Depreciation expense for the year was $8,319 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Income Taxes

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible differences and unrealized loss on marketable securities. The cumulative unrealized gain on marketable securities of $5,937 creates a deferred tax liability of approximately $890, which is not material.

Note 7 - Office Leases

The Company leases office space at three locations on a month-to-month basis for a total of $2,435 per month. Office rent expense for the year was $28,670 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8 - Contingencies

The Company has been named as a respondent in an arbitration relating to its activities as a broker-dealer in securities. This action seeks damages of material amounts. Discovery in this action is substantially completed and the arbitral hearing is scheduled for August 2007. While the ultimate outcome of this pending arbitration involving the Company cannot be predicted with certainty, management, having reviewed this action with its legal counsel, believes it has meritorious defenses to this action and intends to defend itself vigorously.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty.

There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (Agreement) effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and may not be added to future assessments. The total management fees incurred under this agreement during 2006 totaled $30,000. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 10 - Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective March 31, 1999. The Company and eligible employees may contribute to the Plan. For any year, an employee will be eligible to participate in the Plan provided the employee is expected to receive at least $5,000 in compensation during the year and has received at least $5,000 in compensation during any two prior years. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation, up to $6,000. There were no matching contributions made by the Company for 2006.

Note 11 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

The Company has $73,565, or approximately 27%, of its total assets in cash equivalents, commission receivable, a clearing deposit and marketable securities held by or due from one of its clearing broker/dealers.

Schedule I

HARGER AND COMPANY, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity qualified for net capital	$ 167,144
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	87,349
Clearing deposits	735
Employee advances	6,118
Property and equipment	62,045
Total deductions and/or charges	156,247
Net capital before haircuts on securities positions	10,897
Haircuts on securities:	
Cash equivalents	401
Marketable securities	1,386
Total haircuts on securities	1,787
Net Capital	$ 9,110
Aggregate indebtedness	
Bank overdraft	$ 3,943
Accounts payable	57,704
Accrued expenses	19,315
Income taxes payable	23,504
Total aggregate indebtedness	$ 104,466
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 6,964
Net capital deficient of minimum requirement	$ 2,146
Ratio of aggregate indebtedness to net capital	11.5 to 1

Schedule II

HARGER AND COMPANY, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2006

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2006 (unaudited)	$	9,229
Audit adjustments:		
Decrease in management fees payable to Parent		5,500
Increase in accrued expenses		(457)
Increase in income taxes payable		(6,364)
Decrease in undue concentration haircut		1,202
Net capital as computed on Schedule I	$	9,110

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Harger and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Harger and Company, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2007

END